================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K


(Mark One)

    [x] Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934 [Fee Required]


                   For the fiscal year ended December 31, 1995


                                       OR


    [  ] Transition Report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934 [No Fee Required]


                  For the transition period from        to
                                                 ------    ------


                  Commission File Number 1-13578


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


         DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A. EMPLOYEES' RETIREMENT AND SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             DOWNEY FINANCIAL CORP.
                               3501 Jamboree Road
                             Newport Beach, CA 92660


================================================================================

                                  INTRODUCTION


     Downey Financial Corp. (the "Company") has established the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (the "Plan"). The Plan is a cash or deferred arrangement plan intended to qualify under
Section 401(k) of the Internal Revenue Code of 1986, as amended.



                              REQUIRED INFORMATION


I.   Financial Statements.

     These statements are listed in the Index to the Financial Statements.

II.  Exhibits:

     Consent of Independent Auditors.
     Letter regarding Change in Certifying Accountant

           CERTAIN INFORMATION REQUIRED BY ITEM 304 OF REGULATION S-K


     Following completion of the audit for 1995, the Plan's auditor Scott, Bankhead & Co. ("Former Auditors") resigned. The Former Auditors' report on the financial statements for the past two years did not, for either of the years, contain an adverse opinion or a disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the registrant's two most recent fiscal years and the interim period preceding the Former Auditors' resignation, there were no disagreements with the Former Auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditors, would have caused them to make reference to the subject matter of the disagreements in connection with their report, however, the Former Auditors objected that the Plan's Trustee did not maintain separate accounting records for each fund and that initially the investment valuation statement prepared by the Plan's record keeper did not agree with the Trustee's accounting records. The Former Auditors informed the Company that this accounting practice initially resulted in difficulties in allocating accounts in the Statement of Changes in Net Assets Available to Plan Benefits to individual funds. This matter was subsequently resolved to the satisfaction of the Former Auditors.

     Independent Auditors for the Plan are designated by the Company subject to an approval involving selection by the Plan Committee. On January 1, 1997, KPMG Peat Marwick LLP was engaged as the principal accountant to audit the Plan's financial statements. The Board of Directors of the Company approved the change of accountants.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                  DOWNEY SAVINGS AND LOAN
                                  ASSOCIATION, F.A. EMPLOYEES'
                                  RETIREMENT AND SAVINGS PLAN



Date: July 1, 1997                By:       /s/ THOMAS E. PRINCE
     -------------                    ----------------------------------
                                              Thomas E. Prince
                                      Member, Administrative Committee

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Independent Auditors' Report
                                       and
                              Financial Statements

                           (Item 26b of IRS Form 5500)

                          (EIN: 95-1953342 and PN: 001)



                               For the Years Ended
                           December 31, 1995 and 1994

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN



                                Table of Contents







                                                                            Page
Independent Auditors' Report ...............................................  1

Financial Statements:

         Statements of Net Assets Available for Plan Benefits ..............  3

         Statements of Changes in Net Assets Available
           for Plan Benefits ...............................................  4

         Notes to Financial Statements (1 to 7) ............................  5

Supplemental Statements and Schedules

         Statement of Net Assets Available for Plan Benefits
           by Fund as of December 31, 1995.................................. 11

         Statement of Changes in Net Assets Available for
           Plan Benefits by Fund for the Year Ended
           December 31, 1995................................................ 12

         Statement of Net Assets Available for Plan Benefits
           by Fund as of December 31, 1994.................................. 13

         Statement of Changes in Net Assets Available for
           Plan Benefits by Fund for the Year Ended
           December 31, 1994................................................ 14

         Schedules of Assets Held for Investment Purposes .................. 15

         Schedules of Reportable Transactions............................... 17

                          INDEPENDENT AUDITORS' REPORT



To the Administrative Committee
of Downey Savings and Loan Association, FA
Employees' Retirement and Savings Plan


We have audited the Statements of Net Assets Available for Plan Benefits (combined and by fund) of the Downey Savings and Loan Association, FA Employees' Retirement and Savings Plan as of December 31, 1995 and 1994 and the related Statements of Changes in Net Assets Available for Plan Benefits (combined and by fund) for the years then ended. These financial statements are the responsibility of the Administrative Committee of the Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Downey Savings and Loan Association, FA Employees' Retirement and Savings Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


                                                           (Continued on Page 2)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Schedules of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information. The Schedules of Assets Held for Investment Purposes and Schedules of Reportable Transactions are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Scott Bankhead & Co.

September 20, 1996

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


          Combined Statements of Net Assets Available for Plan Benefits

                           December 31, 1995 and 1994

                                     Assets
                                                      1995              1994
--------------------------------------------------------------------------------
Investments, at fair value:
  Mutual funds ...........................        $ 4,989,614         3,338,071
  Money market funds .....................          2,870,320         2,328,404
  Downey Financial Corp. .................
    common stock .........................          1,263,784           602,762
  Notes receivable .......................            312,367           101,263
  First trust deed mortgages .............               --               8,791
--------------------------------------------------------------------------------

                                                    9,436,085         6,379,291
--------------------------------------------------------------------------------

Receivables:
  Employers' contribution ................            908,361           979,236
  Employees' contribution ................               --              46,121
  Dividends receivable ...................             24,532              --
--------------------------------------------------------------------------------

                                                      932,893         1,025,357

Cash .....................................            122,569                 9
--------------------------------------------------------------------------------

         Total assets ....................         10,491,547         7,404,657
================================================================================

                                   Liabilities
Accrued expenses .........................            --                 (5,498)
Bank overdraft ...........................            --                   (821)
Note payable .............................         (19,850)                --
--------------------------------------------------------------------------------

Net assets available for
  plan benefits ..........................    $ 10,471,697            7,398,338
================================================================================





See accompanying independent auditors' report
 and notes to financial statements.                                       Page 3

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


                  Combined Statements of Changes in Net Assets
                           Available for Plan Benefits

                     Years ended December 31, 1995 and 1994



                                                       1995             1994
--------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Interest and dividends .................     $       --             200,372
    Gain on sale of investments ............             --                 920
    Interest, dividend, and
      realized and unrealized
      gains and losses .....................        1,430,210              --
--------------------------------------------------------------------------------
                                                    1,430,210           201,292

    Contributions by employers .............        1,158,329         1,190,376
    Contributions by employees .............        1,349,427         1,339,183
    Other ..................................             --               1,820
--------------------------------------------------------------------------------
          Total additions ..................        3,937,966         2,732,671

Deductions from net assets
  attributed to:
    Benefits paid to participants ..........         (859,397)         (621,253)
    Administrative expenses ................           (5,210)          (21,039)
    Net depreciation in fair value
      of investments .......................             --            (322,291)
--------------------------------------------------------------------------------
          Total deductions .................         (864,607)         (964,583)

Transfers in ...............................        1,738,274           937,237

Transfers out ..............................       (1,738,274)         (937,237)
--------------------------------------------------------------------------------
          Net increase .....................        3,073,359         1,768,088

Net assets available for plan benefits:

  Beginning of year ........................        7,398,338         5,630,250
--------------------------------------------------------------------------------
  End of year ..............................     $ 10,471,697         7,398,338
================================================================================


See accompanying independent auditors' report
 and notes to financial statements.                                      Page 4

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994


(1)  Description of Plan

     The Downey Savings and Loan Association, FA Employees' Retirement and Savings Plan (Plan) was originally established as a profit sharing plan on January 1, 1978 and was originally called the Employees' Profit Sharing Plan of Downey Savings and Loan Association. The Plan was restated as of August 1, 1993 to qualify as both a profit sharing plan and a qualified cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Reference is made to the Plan's agreement for a more complete description of the Plan's provisions.

    (a)  General

         The Plan is a defined contribution plan covering all employees of Downey Savings and Loan Association, FA, its affiliates and subsidiaries (Employers) who have attained at least age twenty-one (21) and completed at least one (1) year of "eligibility service". It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee, which is comprised of not less than three persons appointed by the Association's Board of Directors.

    (b)  Contributions

         Each year, participants may contribute up to 15 percent of their compensation, as defined in the Plan. Participants may not roll over into the Plan amounts representing distributions from other qualified plans.

         Each quarter, the Employers make a matching contribution equal to 25 percent of the participant's pretax contributions for the quarter which do not exceed four percent (4%) of the participant's compensation for that quarter. In addition, the Employers make annual contributions based upon the participant's annual compensation and a participant age weighted factor. Contributions are subject to certain limitations.



See accompanying independent auditors' report.                           Page 5

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994


    (c)  Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of (a) the Employers' contributions and
         (b) plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings/ losses or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are applied first to restore amounts previously forfeited, are next applied to reduce administrative expenses and then are applied to reduce future
         Employers' contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    (d)  Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employers' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

    (e)  Investment Options

         Contributions by and on behalf of a participant shall be invested in accordance with the participant's investment designations in one or more investment funds established by the Administrative Committee. Participants may change their investment options daily. The available options are as follows:

         Stock Fund -- The purpose of the fund is to give Plan participants the opportunity to invest in Downey Financial Corp.

         Schwab Institutional Advantage Money Market Fund -- The Fund seeks to preserve capital and maintain a high degree of liquidity while providing current income. This fund is managed by Charles Schwab Investment Management Inc. The fun d will use a variety of securities whose maturities will range between 30 and 75 days.


See accompanying independent auditors' report.                           Page 6

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994

         PIMCO  Low  Duration Fund -- The Fund seeks total return -- both income
         and  capital  appreciation   --   consistent  with  prudent  investment
         management.

         Fidelity Balanced Fund -- The Fund seeks to obtain as much income as is consistent with preservation of capital. The fund invests in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks and bonds.

         Neuberger & Berman Guardian Fund -- The Fund is a growth and income fund that emphasizes investments in stocks of established, high quality companies considered to be undervalued in comparison to stocks of similar companies.

         Dodge & Cox Balanced Fund -- The Fund seeks income, conservation of principal, and long-term growth of principal and income.

         Wasatch Aggressive Equity Fund -- The Fund seeks long-term growth of capital and income.

    (f)  Participant Notes Receivable

         Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Committee. Principal and interest are paid ratably through payroll deductions.

    (g)  Payment of Benefits

         Upon termination of service, a participant may elect to receive either a single sum payment in cash or Company Stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five (5) years.

(2)  Summary of Accounting Policies

     The  accompanying  financial  statements  have been prepared on the accrual
     basis  of   accounting.   The   financial   statements   and  notes  are  a
     representation of the Plan's Administrative

See accompanying independent auditors' report.                           Page 7

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994


     Committee, which is responsible for their integrity and objectivity. Plan investments are presented at fair value, which is determined by quoted market prices on the last business day of the year. Benefits are recorded when paid.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(3)  Investments

     Under the terms of a trustee agreement, The Charles Schwab Trust Company administers the investment funds on behalf of the Plan, under the direction of the Employers' Administrative Committee. In accordance with the terms of the Plan's Investment Policies, Guidelines, and Objectives the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate. The Plan's investments are stated at fair value as determined by the closing market value on the last business day of the year. Brokerage commissions on the purchase of the common stock are included in the cost of the stock. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     During 1981, Downey Savings and Loan Association, FA contributed to the Plan first trust deed mortgages with a face value of $289,339 and a discounted fair value of approximately sixty percent of face value. The statements of net assets available for plan benefits include the discounted fair value of the remaining unpaid mortgages.

     Notes receivable from participants are included in the Statements of Net Assets Available for Plan Benefits at cost, which approximates fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates varying from 4.9% to 11.0%, with final payments due between April 1995 and January 2001, and are secured by the participants' vested account balances. Participant notes receivable are valued at cost which approximates the fair value of the notes.

See accompanying independent auditors' report.                           Page 8

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994


The following table presents the fair values of Plan investments as of December 31, 1995:

                                                    Principal            Fair
                                                      Cost              Value
--------------------------------------------------------------------------------
Mutual Funds .............................         $4,631,962          4,989,614

Money Market funds .......................          2,870,320          2,870,320

Downey Financial Corp..
  common stock ...........................            963,153          1,263,784

Notes receivable .........................            312,367            312,367

First Trust Deed
  mortgages ..............................               --                 --
--------------------------------------------------------------------------------
Total Investments ........................         $8,777,802          9,436,085
================================================================================



The following table presents the fair values of Plan investments as of December 31, 1994:

                                                    Principal           Fair
                                                      Cost              Value
--------------------------------------------------------------------------------
Mutual Funds .............................         $3,509,778          3,338,071

Money Market funds .......................          2,328,404          2,328,404

Downey Financial Corp. ...................
  common stock ...........................            704,246            602,762

Notes receivable .........................            101,263            101,263

First Trust Deed
  mortgages ..............................              8,791              8,791
--------------------------------------------------------------------------------
Total Investments ........................         $6,652,482          6,379,291
================================================================================

For the Plan year ended December 31, 1994, the Plan's investments depreciated in value by $322,291.


See accompanying independent auditors' report.                           Page 9

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994


(4)  Plan Termination

     Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5)  Federal Income Taxes

     The Employers have obtained a letter of determination that the Plan, as amended through plan year 1985, is exempt from federal income taxes under
     Section 401(a) of the Internal Revenue Code.

     The Plan was subsequently amended and/or restated several times. The most recent restatement of the Plan was effective February 15, 1996. In the opinion of management, the Plan continues to meet the requirements of the Internal Revenue Code.

(6)  Reclassifications

     Certain amounts in the 1994 financial statements were reclassified to conform to the current year's presentation. The 1994 General Fund was combined with the 1994 Money Market Fund, and the 1994 participant notes receivable were separated from the 1994 Money Market Fund and transferred to a Loan Fund.

(7)  Subsequent Events

     During the first quarter of 1995, Downey Financial Corp. was formed as the holding company of Downey Savings and Loan Association, FA. Shares of Downey Savings and Loan Association common stock were exchanged for shares of Downey Financial Corp. common stock.








See accompanying independent auditors' report.                           Page 10

  DOWNEY SAVINGS AND LOAN ASSOCIATION, FA EMPLOYEE RETIREMENT AND SAVINGS PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                                DECEMBER 31, 1995


                                                            PIMCO       NEUBERGER
                                      MONEY       LOW      FIDELITY       BERMAN                  DODGE        WASATCH
                          STOCK       MARKET    DURATION   BALANCED      GUARDIAN     LOAN        & COX        EQUITY
                           FUND        FUND       FUND       FUND          FUND       FUND         FUND         FUND        TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Assets:
Investments at
 fair value:
  Mutual funds ....   $      --          --      822,011   1,478,919     2,053,483      --        297,336      337,865    4,989,614
   Money market
    funds .........          --     2,870,320       --          --            --        --           --           --      2,870,320
   Downey Financial
    Corp. common
     stock ........     1,263,784        --         --          --            --        --           --           --      1,263,784
  Notes receivable           --         1,062       --          --            --     311,305         --           --        312,367
------------------------------------------------------------------------------------------------------------------------------------
                        1,263,784   2,871,382    822,011   1,478,919     2,053,483   311,305      297,336      337,865    9,436,085
------------------------------------------------------------------------------------------------------------------------------------
Receivables:
 Employers'
  contribution
 Employees'
  contribution ....       107,823     183,520    101,955     192,532       234,596      --         28,351       59,584      908,361
 Dividends ........          --          --         --          --            --        --           --           --           --
  receivable ......          --        19,709      4,823        --            --        --           --           --         24,532
------------------------------------------------------------------------------------------------------------------------------------
                          107,823     203,229    106,778     192,532       234,596      --         28,351       59,584      932,893
Cash ..............        40,924      14,052     10,785      17,879        25,991      --          3,542        9,396      122,569
------------------------------------------------------------------------------------------------------------------------------------
    Total assets ..     1,412,531   3,088,663    939,574   1,689,330     2,314,070   311,305      329,229      406,845   10,491,547
------------------------------------------------------------------------------------------------------------------------------------
Liabilities:
Accrued expenses ..          --          --         --          --            --        --           --           --           --
Bank overdraft ....          --          --         --          --            --        --           --           --           --
Note payable ......          --       (19,850)      --          --            --        --           --           --        (19,850)
------------------------------------------------------------------------------------------------------------------------------------
Net assets
 available for
 plan benefits ....   $ 1,412,531   3,068,813    939,574   1,689,330     2,314,070   311,305      329,229      406,845   10,471,697
====================================================================================================================================











See accompanying independent auditors' report.                           Page 11

  DOWNEY SAVINGS AND LOAN ASSOCIATION, FA EMPLOYEE RETIREMENT AND SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                                DECEMBER 31, 1995




                                                   PIMCO                 NEUBERGER
                                        MONEY       LOW       FIDELITY     BERMAN                  DODGE       WASATCH
                          STOCK        MARKET     DURATION    BALANCED    GUARDIAN      LOAN       & COX       EQUITY
                           FUND         FUND        FUND        FUND        FUND        FUND        FUND        FUND         TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Additions to
 net assets
 attributed to:
  Interest,
  dividend and
  realized and
  unrealized gains
  and losses .......   $  438,466     147,404      85,599     210,683      497,422      17,237     17,032      16,367     1,430,210
------------------------------------------------------------------------------------------------------------------------------------
                          438,466     147,404      85,599     210,683      497,422      17,237     17,032      16,367     1,430,210
Contributions by
 employers .........      126,836     294,461     123,985     231,969      285,097        --       30,897      65,084     1,158,329
Contributions by
 employees .........      142,537     370,717     138,915     280,779      360,275        --       20,191      36,013     1,349,427
------------------------------------------------------------------------------------------------------------------------------------
  Total additions ..      707,839     812,582     348,499     723,431    1,142,794      17,237     68,120     117,464     3,937,966
Deductions from net
 assets attributed
 to:
  Benefits paid to
   participants ....      (73,732)   (252,076)    (71,027)   (208,832)    (247,143)     (6,587)      --          --        (859,397)
  Administrative
   expenses ........         --        (5,210)       --          --           --          --         --          --          (5,210)
------------------------------------------------------------------------------------------------------------------------------------
    Total deductions      (73,732)   (257,286)    (71,027)   (208,832)    (247,143)     (6,587)      --          --        (864,607)
Transfers in .......      161,602     309,129      57,066     117,491      222,604     282,153    265,749     322,480     1,738,274
Transfers out ......     (147,286)   (393,129)   (189,401)   (520,849)    (367,109)    (82,761)    (4,640)    (33,099)   (1,738,274)
    Net increase
     (decrease) ....      648,423     471,296     145,137     111,241      751,146     210,042    329,229     406,845     3,073,359
Net assets
 available for
  plan benefits:
   Beginning of year      764,108   2,597,517     794,437   1,578,089    1,562,924     101,263       --          --       7,398,338
------------------------------------------------------------------------------------------------------------------------------------
   End of year .....   $1,412,531   3,068,813     939,574   1,689,330    2,314,070     311,305    329,229     406,845    10,471,697
====================================================================================================================================







See accompanying independent auditors' report.                           Page 12

  DOWNEY SAVINGS AND LOAN ASSOCIATION, FA EMPLOYEE RETIREMENT AND SAVINGS PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                                DECEMBER 31, 1994


                                                                          PIMCO       NEUBERGER
                                              MONEY           LOW        FIDELITY      BERMAN
                                    STOCK     MARKET        DURATION     BALANCED     GUARDIAN        LOAN
                                    FUND       FUND           FUND         FUND         FUND          FUND       TOTAL
-------------------------------------------------------------------------------------------------------------------------
Assets:
Investments at fair value:
  Mutual funds .............   $     --           --         682,040     1,338,168    1,317,863         --      3,338,071
  Money market funds .......         --      2,328,379          --              25         --           --      2,328,404
  Downey Financial Corp. ...
    common stock ...........      602,762         --            --            --           --           --        602,762
  Notes receivable .........         --           --            --            --           --        101,263      101,263
  First trust deed mortgages         --          8,791          --            --           --           --          8,791
  Other ....................       34,489      (34,737)         (194)           89          353         --           --
-------------------------------------------------------------------------------------------------------------------------
                                  637,251    2,302,433       681,846     1,338,282    1,318,216      101,263    6,379,291
-------------------------------------------------------------------------------------------------------------------------
Receivables:
  Employers' contribution ..      122,356      289,567       107,391       228,220      231,702         --        979,236
  Employees' contribution ..        4,501       11,827         5,200        11,587       13,006         --         46,121
-------------------------------------------------------------------------------------------------------------------------
                                  126,857      301,394       112,591       239,807      244,708         --      1,025,357
Cash .......................         --              9          --            --           --           --              9
-------------------------------------------------------------------------------------------------------------------------
      Total assets .........      764,108    2,603,836       794,437     1,578,089    1,562,924      101,263    7,404,657
Liabilities:
Accrued expenses ...........         --         (5,498)         --            --           --           --         (5,498)
Bank overdraft .............         --           (821)         --            --           --           --           (821)
-------------------------------------------------------------------------------------------------------------------------
Net assets available for
  plan benefits ............   $  764,108    2,597,517       794,437     1,578,089    1,562,924      101,263    7,398,338
=========================================================================================================================




     See accompanying independent auditors' report.                      Page 13

  DOWNEY SAVINGS AND LOAN ASSOCIATION, FA EMPLOYEE RETIREMENT AND SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                                DECEMBER 31, 1994




                                                                     PIMCO                      NEUBERGER
                                                        MONEY         LOW         FIDELITY       BERMAN
                                           STOCK        MARKET      DURATION      BALANCED      GUARDIAN        LOAN
                                           FUND          FUND         FUND          FUND          FUND          FUND         TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets
 attributed to:
  Interest and dividends ............   $ 18,386        86,259        38,866        41,075        15,786          --        200,372
  Gain (loss) on sale of
   investments ......................       --            --          (3,665)      (11,676)       16,261          --            920
------------------------------------------------------------------------------------------------------------------------------------
                                          18,386        86,259        35,201        29,399        32,047          --        201,292
 Contributions by employers .........    145,552       386,440       126,226       265,916       266,242          --      1,190,376
 Contributions by employees .........    140,129       327,582       156,376       361,642       353,454          --      1,339,183
 Other ..............................       --           1,820          --            --            --            --          1,820
------------------------------------------------------------------------------------------------------------------------------------
       Total additions ..............    304,067       802,101       317,803       656,957       651,743          --      2,732,671
Deductions from net assets attributed
to: .................................    (46,897)     (574,356)         --            --            --            --       (621,253)
 Benefits paid to participants ......     (2,923)       (7,850)       (2,687)       (4,118)       (3,461)         --        (21,039)
 Administrative expenses
 Net appreciation (depreciation) ....    164,766)         --         (30,631)      (99,873)      (27,021)         --       (322,291)
  in fair value of investments ......    279,751      (343,199)         (194)           89           353        63,200         --
 Other
------------------------------------------------------------------------------------------------------------------------------------
       Total deductions .............     65,165      (925,405)      (33,512)     (103,902)      (30,129)       63,200     (964,583)
Transfers in ........................     28,970       750,265        13,363         3,038       141,601          --        937,237
Transfers out .......................    (66,714)     (479,684)      (81,956)     (229,451)      (79,432)         --       (937,237)
------------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) ......    331,488       147,277       215,698       326,642       683,783        63,200    1,768,088
Net assets available for plan
 benefits:
  Beginning of year .................    432,620     2,450,240       578,739     1,251,447       879,141        38,063    5,630,250
------------------------------------------------------------------------------------------------------------------------------------
  End of year .......................   $764,108     2,597,517       794,437     1,578,089     1,562,924       101,263    7,398,338
====================================================================================================================================









See accompanying independent auditors' report.                           Page 14

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


                 Schedule of Assets Held for Investment Purposes

                           (Item 27a of IRS Form 5500)

                          (EIN: 95-1953342 and PN: 001)

                          Year Ended December 31, 1995


                                  (c)
         (b)                Description of
      Identity              Investment Including
      of Issue              Maturity Date,
      Borrower,             Rate of Interest,                        (e)
      Lessor, or            Collateral, Par or         (d)         Current
(a)   Similar Party         Maturity Value             Cost         Value
----------------------------------------------------------------------------
 *     Schwab               Money Market
       Institutional
       Advantage
       Money Fund                                   $ 2,870,320    2,870,320

 *     Downey Financial
       Corp.                Common Stock                963,153    1,263,784

       PIMCO Low
       Duration Fund        Mutual Fund                 817,843      822,011

       Fidelity
       Balanced Fund        Mutual Fund               1,435,289    1,478,918

       Neuberger &
       Berman Equity
       Guardian Fund        Mutual Fund               1,755,943    2,053,482

       Dodge & Cox
       Balanced Fund        Mutual Fund                 290,957      297,338

       Wasatch Advisors
       Aggressive
       Equity Fund          Mutual Fund                 331,930      337,865

       Various              Notes Receivable
                            4.9% and 11%
                            maturing between
                            April 1995 and
                            January 2001                     --      312,367

*      Denotes a party-in-interest

See accompanying independent auditors' report.                           Page 15

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


                 Schedule of Assets Held for Investment Purposes

                           (Item 27a of IRS Form 5500)

                          (EIN: 95-1953342 and PN: 001)

                          Year Ended December 31, 1994


                                 (c)
         (b)                Description of
      Identity              Investment Including
      of Issue              Maturity Date,
      Borrower,             Rate of Interest,                        (e)
      Lessor, or            Collateral, Par or         (d)         Current
(a)   Similar Party         Maturity Value             Cost         Value
-----------------------------------------------------------------------------
      PIMCO Low
      Duration Fund         Mutual Fund            $  718,045        682,039

      Fidelity
      Balanced Fund         Mutual Fund             1,448,496      1,338,167

      Neuberger &
      Berman Equity
      Guardian Fund         Mutual Fund             1,343,237      1,317,865

 *    Union Bank            Money Market            2,328,404      2,328,404

 *    Downey
      Financial             Common Stock,
      Corp.                 39,852 shares             704,246        602,762

      Plan                  Notes Receivable
      Participants          4.9% and 7.6%,
                            maturing between
                            April 1995 and
                            December 1999                 --         101,263

      Various               First Trust Deed
                            Mortgages                   8,791          8,791


*        Denotes a party-in-interest


See accompanying independent auditors' report.                           Page 16

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN
                       Schedule of Reportable Transactions

                           (Item 27d of IRS Form 5500)

                          (EIN: 95-1953342 and PN: 001)

                          Year Ended December 31, 1995

                                                           (g)(h)
                                                          Cost and
                                             (f)          Current       (i)
  (a)                         (c)(d)       Expense        Value of      Net
Identity          (b)        Purchase      Incurred       Asset on      Gain
of Party      Description    (Selling)       with        Transaction     or
Involved        of Asset       Price      Transaction        Date       Loss
------------------------------------------------------------------------------
Fidelity      Mutual Fund
Balanced      Series of
Fund          82 purchases     769,135         --          769,135       --

Fidelity      Mutual Fund
Balanced      Series of
Fund          77 sales         773,643         --          782,394     (8,751)

Neuberger     Mutual Fund
& Berman      Series of 103
Equity        purchases
Guardian
Fund                           959,128         --          959,128       --

Neuberger     Mutual Fund
& Berman      Series of
Equity        62 sales
Guardian
Fund                        703,278            --          545,887    157,391

PIMCO Low     Mutual Fund
Duration      Series of
Fund          77 purchases    370,852          --          370,852       --

Schwab        Money Market
Institu-      Fund
tional        Series of 135
Advantage     purchases
Money Fund                3,606,046            --        3,606,046       --

Schwab        Money Market
Institu-      Fund
tional        Series of
Advantage     98 sales
Money Fund                  784,872            --          784,872       --

See accompanying independent auditors' report.                           Page 17

                     DOWNEY SAVINGS AND LOAN ASSOCIATION, FA
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


                       Schedule of Reportable Transactions

                           (Item 27d of IRS Form 5500)

                          (EIN: 95-1953342 and PN: 001)

                          Year Ended December 31, 1994


                                                           (g)(h)
                                                          Cost and
                                             (f)          Current       (i)
  (a)                         (c)(d)       Expense        Value of      Net
Identity          (b)        Purchase      Incurred       Asset on      Gain
of Party      Description    (Selling)       with        Transaction     or
Involved        of Asset       Price      Transaction        Date       Loss
------------------------------------------------------------------------------
Union         Money Market
Bank          Funds --
              Series of 269
              purchases       3,088,330        --         3,088,330      --

PIMCO Low     Mutual Fund
Duration      Series of 35
Fund          purchases         324,925        --           324,925      --

Neuberger     Mutual Fund
& Berman      Series of 32
Guardian      purchases
Fund                            673,178        --           673,178      --

Union Bank    Money Market
              Fund --
              Series of
              104 sales       (2,776,570)      --        (2,776,570)     --




See accompanying independent auditors' report.                           Page 18